Exhibit 8(a)

Subsidiaries

A.	ASE Test, Inc., a corporation organized under the laws of the Republic of China;

B.	ASE Test Holdings, Ltd, a corporation organized under the laws of the Cayman Islands, and its majority-owned subsidiary, ISE Labs, Inc., a corporation organized under the laws of the State of California, U.S.A. ISE Labs, Inc. has one subsidiary:

ASE Singapore Pte Ltd, a corporation organized under the laws of Singapore.

C.	ASE Test Finance, Limited, a corporation organized under the laws of Mauritius; and

D.	ASE Holding (Singapore) PTE Ltd., a corporation organized under the laws of Singapore, and its wholly owned subsidiary, ASE Electronics (M) SDN, BHD (Malaysia) Inc., a corporation organized under the laws of Malaysia.